UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

AMBIPAR EMERGENCY RESPONSE

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G02532102

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS Opportunity Private Equity Gestora de Recursos Ltda.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,090,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 14,090,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,090,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 76.3% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes 2,280,000 Warrants (as defined in Item 2) which are held by OPEG (as defined in Item 2). The Warrants may be exercised at any time and are subject to certain restrictions set out in the terms of the Warrants and the organizational documents of the Issuer (as defined in Item 2).

(2)

The percentage set forth in Row 11 of this Cover Page is based on the 16,195,105 Class A Ordinary Shares outstanding as of May 12, 2023, as reported in Form 20-F of the Issuer filed with the Securities and Exchange commission on May 15, 2023, and is calculated assuming that the 2,280,000 Warrants held by OPEG, but no other Warrants, have been exercised.

CUSIP No. G02532102	13G	Page 3 of 5

Item 1.

(a)	Name of Issuer

Ambipar Emergency Response

(b)	Address of Issuer’s principal executive offices

Avenida Angélica, nº 2346, 5th Floor, São Paulo, São Paulo, Brazil, 01228-200

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of Opportunity Private Equity Gestora de Recursos Ltda. (“OPEG”) with respect to the Class A Ordinary Shares, par value $0.0001 per share, of Ambipar Emergency Response, a Cayman Islands exempted company (the “Issuer”), and Warrants exercisable for Class A Ordinary Shares (“Warrants,” and collectively with the Class A Ordinary Shares, the “Securities”).

OPEG acts as investment manager to, and exercises investment discretion with respect to a private investment fund that directly owns the Securities reported herein.

The filing of this statement should not be construed as an admission that OPEG is, for the purpose of Section 13 of the Act, the beneficial owner of the Securities reported herein.

(b)	Address or principal business office or, if none, residence

Rua Visconde de Pirajá 351, 14th floor (part), Ipanema, Rio de Janeiro, Brazil, 22410-906

(c)	Citizenship

See Row 4 of the Cover Page.

(d)	Title of class of securities

Class A Ordinary Shares, par value $0.0001 per share

(e)	CUSIP No.

G02532102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

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Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the Cover Page and is incorporated herein by reference.

OPEG expressly declares that this filing shall not be construed as an admission that it is, for the purpose of Section 13 of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 30, 2024

OPPORTUNITY PRIVATE EQUITY GESTORA DE RECURSOS LTDA.

By:	/s/ Eduardo de Britto Pereira Azevedo
Eduardo de Britto Pereira Azevedo, Director

By:	/s/ Leonardo Guimarães Pinto
Leonardo Guimarães Pinto, Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).